ARALEZ PHARMACEUTICALS LIMITED

56 Fitzwilliam Square

Dublin 2, Ireland

October 28, 2015

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Mail Stop 3010

Attention:  Mary Mast, Staff Accountant

Re:                   Aralez Pharmaceuticals Limited

Registration Statement on Form S-4

Filed July 20, 2015

File No. 333-205737

Tribute Pharmaceuticals Canada, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 3, 2015

File No. 000-31198

Dear Ms. Mast:

As requested during telephone conversations with our counsel at DLA Piper LLP (US), we are providing SAB 99 analysis prepared by Tribute Pharmaceuticals Canada, Inc.  (“Tribute”) and relating to Tribute’s assessment of the impact that the change in accounting for Tribute’s 2014 Fiorinal acquisition has on Tribute’s financial statements.  Capitalized terms used and not defined herein shall have the meanings given to such terms in the attached SAB 99 analysis.

If you have any questions regarding the attached SAB 99 analysis or otherwise, please do not hesitate to call me at (919) 913-1030.

Sincerely,

/s/ Adrian Adams
Adrian Adams
Chief Executive Officer

cc:                                Andrew Gilbert, Esq., DLA Piper LLP (US)

Fax: (973) 520-2573

David Schwartz, Esq., DLA Piper LLP (US)

Fax: (973) 520-2575

Johnny Gharib, Securities and Exchange Commission

2

Accounting Topic Discussion Paper

Date:	10/27/2015
Company:	Tribute Pharmaceuticals
Topic Name:	SAB 99 Analysis

BACKGROUND

On October 2, 2014, Tribute Pharmaceuticals Canada Inc. (the “Company” or “we”) consummated a transaction to acquire the Canadian rights to manufacture, market, promote, distribute and sell the following product lines Fiorinal®, Fiorinal® C, Visken® and Viskazide® for the relief of pain from headache and for the treatment of cardiovascular conditions (the “Acquired Business”) from Novartis AG and Novartis Pharma AG (collectively, the “Seller” or “Novartis”) for a purchase price of $32.0 million (the “Transaction”).  The Acquired Business include certain intellectual property, marketing authorizations and related data, medical, commercial and technical information, and the partial assignment of certain manufacturing and supply agreements and tenders with third parties.  The Company did not acquire any employees, business pipeline, information technology systems, inventory nor any other tangible assets.

The Transaction was initially accounted for as an asset acquisition.  Costs incurred to complete the Transaction were $0.1 million, which were capitalized as part of the Acquired Business.  Thus, the fair value of the Acquired Business was $32.1 million, which was allocated between the product rights acquired (Visken® and Fiorinal®).

On June 8, 2015, the Company entered into an agreement to be indirectly acquired by POZEN Inc., a pharmaceutical company committed to developing medicine that transforms lives, in a transaction valued at approximately US$146 million.  Upon completion of the Pozen transaction, which is expected to occur in the fourth quarter of 2015, the combined company will be named Aralez Pharmaceuticals plc and domiciled in Ireland.

The Company historically viewed and accounted for the Transaction with Novartis as an acquisition of assets — not as a business as defined by FASB ASC 805 and Article 11 of Regulation S-X.  In conjunction with the Staff (the “Staff”) of the United Securities and Exchange Commission (the “SEC”) review of POZEN Inc.’s Registration Statement on Form S-4 filed July 20, 2015, the Staff asked why the acquisition of the rights to Fiorinal® does not constitute a business combination.  After further analysis and dialogue with the Staff, the Company determined that the Transaction constitutes the acquisition of a business pursuant to Rule 11-01(d) of Regulation S-X and pursuant to ASC 805-10-55-4.  As such, the Company assessed the impact that this change would have on its financial statements as further described below.

ASSESSMENT

The concept of materiality in a registrant’s financial statements, particularly as it relates to misstatements, is addressed by the SEC Staff Accounting Bulletin No. 99, Materiality (“SAB 99”).  Management reviewed the provisions of SAB 99(1) for guidance on assessing materiality of adjustments.  SAB 99 provides the following conceptual guidance to materiality,

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable

(1)  See SAB 99 sections 1.1 and 1.2.

151 Steeles Avenue East, Milton, ON Canada L9T 1Y1         Office: 905•876•1118     |    Fax: 905•876•4675     |    www.tributepharma.com

person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

“Evaluation of materiality requires a registrant and its auditor to consider all the relevant circumstances, and the staff believes that there are numerous circumstances in which misstatements below 5% could well be material. Qualitative factors may cause misstatements of quantitatively small amounts to be material; as stated in the auditing literature.”

There are several other methods to review materiality rather than the strict 5% threshold of pre-tax income.  Materiality is more than just a quantitative concept.  Judgments about materiality are often implicit, and there is no substitute for professional judgment.

In addition to the analysis under SAB 99, SAB 108 requires registrants to assess the misstatement(s) under the “rollover” and “iron curtain” approach.  The “rollover” approach requires the Company to quantify a misstatement based on the amount of the error originating in the current year income statement.  The “iron curtain” approach requires the Company to quantify a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current period, irrespective of the misstatement’s period(s) of origination.  SAB 108 asserts that “…the exclusive reliance on either the rollover or iron curtain approach appropriately quantifies all misstatements that could be material to users of financial statements.”

To evaluate whether the treatment of the Transaction as a business combination instead of an asset acquisition is material to the respective financial statements, the Company first performed a quantitative analysis, this is included as an attachment to this memorandum.  The analysis, which was prepared in accordance with SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, includes the impact to prior year results as well as the impact of the cumulative catch up adjustment on our three and nine months ended September 30, 2015 results.

Management’s evaluation of the results of that analysis is as follows:

1.              Operating Results

Transaction costs — The misstatement relates to total transaction fees that should have been expensed, and disclosed in the income statement rather than capitalized.  The Company records transaction costs as an individual line item (below operating expenses) in its income statement.  The misstatement would result in only a cumulative impact of 2.1% to pre-tax loss for year ended December 31, 2014.  As such, management does not consider the misstatement to be material based on this measure.

Amortization expense — Amortization expense was overstated by the transaction fees that were capitalized.  The misstatement represents 0.1% of total amortization costs for the year ended December 31, 2014 and for three months ended June 30, 2015, and 0.2% of total amortization costs the three months ended March 31, 2015 and the six month ended June 30, 2015.  As such, management does not consider the misstatement to be material based on this measure.

Pre-tax loss — The cumulative impact of the misstatements in transaction costs and amortization expense is 2.1% of pre-tax loss for the year ended December 31, 2014.  The misstatement in the amortization expense for all reported periods in 2015 was 0.0%.  As such, management does not consider the misstatement to be material based on this measure.

EPS — The cumulative effect did not have any impact on EPS for year ended December 31, 2014 and all reported periods in 2015.

2.              Balance Sheet

Total Assets - The misstatement relates to total transaction fees that should have been expensed rather than capitalized.  The misstatement represents an overstatement of $0.1 million or 0.2% of total assets as of December 31, 2014 and March 31, 2015 and 0.1% as of June 30, 2015.  As such, management does not consider the misstatement to be material based on this measure.

In addition, management believes that the entire purchase price of $32.0 million should be attributed to acquired identifiable intangible assets.  As such, management believes that no goodwill arose from this Transaction as the Company does not expect to receive any synergies from the Transaction nor acquired any assembled workforce, market distribution systems or any production techniques from the Seller.

Total Current Liabilities - No misstatement as liabilities were not assumed in the Transaction.

Total Liabilities — No misstatement as liabilities were not assumed in the Transaction.

Stockholders Equity - The misstatement represents less than 0.4% of equity at December 31, 2014, March 31, 2015 and June 30, 2015.  As such, management does not consider the misstatement to be material based on this measure.

Notes to the financial statements — The notes to the year ended December 31, 2014 and all reported periods in 2015 financial statements should have included unaudited pro formas revenues, pro forma net income and pro forma EPS in accordance with ASC 805 Business Combinations.  Management believes that the pro formas reflecting this Transaction to be furnished in the Form 8-K/A is sufficient for investors; and therefore the notes to the Company’s historical financial statements will not be updated.

Refer to Appendix 1 for the calculation noted above.

In addition to examining the misstatement on a quantitative basis, we also examined it on a qualitative basis.  The key factors considered and our related conclusions are as follows:

Did the misstatement(s)…?	Response
Arise from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate?	The misstatement arose from a different conclusion on the treatment of the acquisition.
Hide a failure to meet analysts’ consensus expectations for the enterprise?	No.
Change a loss into an income position, or the reverse?	No
Concern a segment or other identifiable element of the Company that has been deemed to play a significant role in operations and/or profitability and loss?	No. Tribute operates as one segment
Affect the Company’s compliance with regulatory requirements?	No.
Affect the Company’s compliance with loan covenants and other contractual requirements?	No.
Have the effect of increasing management’s compensation?	No.
Involve concealment of an unlawful	No.

transaction?
Reflect intent by management to understate assets, liabilities, revenues, costs or billings.	No. Management had no intent to understate assets, liabilities, revenues, and cost of revenues or billings.

Go Forward Treatment

The Company will adjust its Q3 2015 financial statements to expense $0.1 million of unamortized transaction costs, which were initially capitalized and accounted for as cost of the intangible asset.  Based upon our preliminary financial results of YTD Q3 2015, we do not expect that the expensing of such amount would have an impact greater than 1.0% of pre-tax loss on a year-to-date basis.  After considering the quantitative and the qualitative factors outlined above, we do not believe that misstatement discussed above is material to our financial statements taken as a whole nor would impact decisions of the readers of our financial statements.

Conclusion

Management noted that under the provisions of the pre-codified FASB Statement No. 154, Accounting Changes and Error Corrections, this misstatement would be deemed the correction of an error, which if material, would require a restatement of prior periods.  Based on the analysis performed above we do not believe that the misstatement in the accounting for the Transaction is material (as defined by SAB 99) to the financial statements.  This is based on the qualitative and quantitative factors discussed above.  Management does not believe the impacts of the adjustments are material from a quantitative standpoint.  Additionally, management does not believe there are any factors present that would result in the impact of errors being material from a qualitative standpoint.  We believe that a reasonable user of the financial statements would not alter their decision making process based on these misstatements and the impacts noted above.

Appendix 1

Income Statement

	YTD 2015	Q215	Q115	YTD 2014
Amortization (as reported)	1,510,235	888,612	621,623	1,511,021
Adjusted product rights amortzation	(2,350)	(1,175)	(1,175)	(1,175)
Adjusted amortization	1,507,885	887,437	620,448	1,509,846
	0.2%	0.1%	0.2%	0.1%

	YTD 2015	Q215	Q115	YTD 2014
Loss before tax (reported)	$14,001,093	$8,819,630	$5,181,463	$5,606,942
Transaction costs	—	—	—	117,521
Adjusted product rights amortzation	(2,350)	(1,175)	(1,175)	(1,175)
Adjusted net loss	$13,998,743	$8,818,455	$5,180,288	$5,723,288
Percentage of error based on reported amounts	0.0%	0.0%	0.0%	-2.1%	In aggregate
	0.0%	0.0%	0.0%	2.1%	Transaction costs
	0.0%	0.0%	0.0%	0.0%	Amortization expense

	YTD 2015	Q215	Q115	YTD 2014
EPS (as reported)	$(0.14)	$(0.08)	$(0.05)	$(0.08)
Adjusted net loss	13,998,743	8,818,455	5,180,288	5,723,288
Weighted average shares	102,776,669	108,800,996	96,685,405	71,940,005
Adjusted net loss	$(0.14)	$(0.08)	$(0.05)	$(0.08)

Balance Sheet

	YTD 2015	Q215	Q115	YTD 2014
Stockholder’s Equity (reported)	$45,904,979	$45,904,979	$29,390,546	$30,340,731
Transaction fees	—	—	—	(117,521)
Amortization of product rights	2,350	1,175	1,175	1,175
Adjusted Stockholder’s Equity	$45,907,329	$45,906,154	$29,391,721	$30,224,385
	0.0%	0.0%	0.0%	0.4%	In aggregate
	0.0%	0.0%	0.0%	-0.4%	Transaction costs
	0.0%	0.0%	0.0%	0.0%	Amortization expense

	YTD 2015	Q215	Q115	YTD 2014
Total Assets (reported)	$117,993,303	$117,993,303	$55,823,501	$53,079,740
Remove transaction fees that were capitalized	(117,521)	(117,521)	(117,521)	(117,521)
Adjusted Total Assets	$117,875,782	$117,875,782	$55,705,980	$52,962,219
	0.1%	0.1%	0.2%	0.2%